

Michael Watson
SECRETARY OF STATE

Invoice Number: 15168111   **Invoice Date:** 07/06/2022

Customer Information
Cheyenne Moseley

Description	Tracking Number Qty	Item Cost	Amount Paid
LLC –Online	2022321277	$ 50.00	$ 50.00
MSI TransactionFee		$ 3.14	$ 3.14

Payment Details

Invoice Total:	$ 53.14
Payment Total:	$ 53.14
Amount Due:	$ 0.00

Payment Method
Payment Type: Credit Card

Include invoice number on all correspondence and sendto:

Mississippi Secretary of State's Office
P.O. Box 136
Jackson, MS 39205

To discuss payment for Corporation items call:
(601) 359–1633

F0100
Fee: $ 50



Michael Watson
SECRETARY OF STATE

2022321277

Business ID: 1347797
Filed: 07/06/2022 10:31AM
Michael Watson
Secretary of State

Mississippi Limited Liability Company Certificate of Formation

Business Information

Business Type: Limited Liability Company
Business Name: List Movie Production, LLC
Business Email: Nmvonminden@yahoo.com

NAICS Code / Nature of Business

325992 – Photographic Film, Paper, Plate, and Chemical Manufacturing

Registered Agent

Name: United States Corporation Agents, Inc.

Address: 4780 1–55N , Suite 100
Jackson, MS 39211

Signature

The undersigned certifies that:
1) he/she has notified the above–named registered agent of this appointment;
2) he/she has provided the agent an address for the company, and;
3) the agent has agreed to serve as registered agent for this company

By entering my name in the space provided, I certify that I am authorized to file this document on behalf of this entity, have examined the document and, to the best of my knowledge and belief, it is true, correct and complete as of this day **07/06/2022.**

Name:	Address:
Legalzoom.com, Inc. Organizer	101 N. Brand Blvd., 10th Floor Glendale, CA 91203
Meleice Marie VonMinden Member	206 Greenfield Pl. Brandon, MS 39047
Nathan Ray VonMinden Member	206 Greenfield Pl. Brandon, MS 39047

State of Mississippi

Certificate of Formation

Acting under the authority vested in me as Secretary of State by the Constitution and Laws of this State, I do hereby certify the following has satisfied all conditions precedent for formation in this State.

List Movie Production, LLC



Given this the 6th day of July, Two Thousand and Twenty-Two, in the Capital City of Jackson, Mississippi under my Hand and Seal,

Michael Watson